CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Cassel Salpeter & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cassel Salpeter & Co., LLC's management. Our responsibility is to express an opinion on Cassel Salpeter & Co., LLC's financial statement based on our audit.   We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cassel Salpeter & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co., P.A.

We have served as Cassel Salpeter & Co., LLC's auditor since 2010.

Miami, Florida
February 18, 2026



CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CASH AND CASH EQUIVALENTS	$	700,250
ACCOUNTS RECEIVABLE		29,762
DEFFERED EXPENSES		140,000
RIGHT OF USE ASSET		73,913
OTHER ASSETS		149,756
	$	1,093,681

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
ACCRUED LIABILITIES	$	160,987
DEFERRED REVENUE		155,250
LEASE LIABILITY		86,423
MEMBER'S EQUITY		691,021
	$	1,093,681

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations.   Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. At December 31, 2025, the Company had deposits of $450,250 in excess of the federally insured limits.

Accounts Receivable and Credit Policy

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of historical experience and current and expected future conditions affecting current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2025, management has no allowance for doubtful accounts. Accounts receivable at December 31, 2024 amounted to $57,869.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Expenses

The Company defers salaries and related costs to fulfill revenue contracts under in-process engagements with clients (contract assets). Those costs include amounts that fulfill the Company's expected obligations under a client contract and have been deferred only to the extent of contract retainers (contract liabilities), which are reported as deferred revenue, since recovery in excess of those amounts would be contingent upon the transaction closing or completion of the deliverable. Deferred expenses are recognized as an expense when the transaction closes or the engagement is completed. During the year ended December 31, 2025, an expense of $297,500 was recognized that related to amounts reported as deferred expenses at January 1, 2025. As of January 1, 2025 and December 31, 2025, the Company had deferred expenses of $297,500 and $140,000, respectively. Deferred revenue (contract liabilities) as of December 31, 2024 amounted to $378,250, all of which was recognized into earnings during 2025.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. As of December 31, 2025, all assets were fully depreciated.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years. There is no depreciation expense for the year ended December 31, 2025, as all assets were fully depreciated as of December 31, 2025.

Leases

The Company's lease for office space is classified as an operating lease. A lease liability and corresponding right of use asset are recognized based on the present value of the minimum lease payments that are calculated using a discount rate based on the Company's estimated incremental borrowing rate. Lease cost for lease payments is recorded on a straight-line basis over the term of the lease.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company generally recognizes revenue for transaction related work such as mergers and acquisitions, equity raising, debt raising, and certain restructuring engagements at the date the transaction closes. Certain transaction engagements contain milestones activities and related payments where the Company recognizes revenue as those performance obligations are met. Upfront fees and certain retainer fees are generally deferred until the transaction date as they are considered constrained (subject to significant reversal) prior to the transaction date. Fairness and solvency opinion fees are recognized when the opinion is delivered. Valuation fees are recognized when the Company delivers a substantially complete draft deliverable and upon issuance of a final report based on an allocation of the fee. The Company recognizes advisory fee revenues for financing advisory and restructuring engagements as the services are provided to the client, based on terms of the engagement letter. In such arrangements, the Company's performance obligations are to provide financial and strategic advice throughout an engagement. As of January 1, 2025 and December 31, 2025, the Company had deferred revenue of $378,250 and $155,250, respectively.

The decrease in deferred revenue (contract liabilities) and deferred expenses during 2025 is due to a decrease in the number of in-process contracts at December 31, 2025 as compared to January 1, 2025.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as an investment banking broker-dealer. The Company has identified its executive team as the chief operating decision maker ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2025, the Company's "Net Capital" was $358,723 which exceeded the requirements by $336,806 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.92 to 1.

NOTE 3.   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 4.   RELATED PARTY TRANSACTION

The Company provides administrative support services to a company related by virtue of common ownership pursuant to an administrative services agreement dated June 30, 2025.

NOTE 5.   LEASE

In May 2010, the Company entered into a non-cancelable operating lease for office space in Miami, Florida which has been renewed multiple times and expires January 30, 2026. The Company's office space lease requires the Company to make variable payments for common area maintenance and employee parking. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The future minimum rentals under the lease for the years subsequent to December 31, 2025 are as follows:

2026	$	87,506
Total minimum future lease payments		87,506
Amounts representing interest	(	1,083)
Present value of net future minimum lease payments	$	86,423

The Company entered into a lease agreement for office space with a term commencing May 2026 and expiring May 2031. The agreement calls for monthly minimum lease payments ranging from approximately $28,000 to 32,000.

NOTE 6.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2026, which is the date the financial statements were issued and determined that no additional financial statement recognition or disclosure is necessary.